Jimena Acuña Smith

T +1 415 315 2306

jimena.smith@ropesgray.com

March 30, 2026

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Aaron Brodsky

Re:	Impax Funds Series Trust I (File Nos. 002-38679, 811-02064) (the “Registrant”)

Dear Mr. Brodsky:

We are writing to respond to the supplemental comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on March 5, 2026 in connection with Post-Effective Amendment No. 108, filed with the Commission on October 3, 2025 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, regarding Impax Global Infrastructure ETF (the “Fund” and the post-effective amendment filed pursuant to Rule 485(a), the “Registration Statement”). The Staff previously provided comments on the Registration Statement on December 10, 2025, to which the Registrant responded in an initial response letter submitted to the Staff on December 16, 2025. The Staff subsequently provided further comments on January 15, 2026 (together with the comments provided on December 10, 2025, the “Original Comments”), to which the Registrant responded in a response letter submitted to the Staff on January 27, 2026. The Staff’s supplemental comments are summarized below, and each is followed by our response.

Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Fund’s Registration Statement.

PROSPECTUS COMMENTS

1.	Comment. The Staff reiterates its Original Comments regarding the Fund’s 20% revenue test as it relates to the Fund’s 80% investment policy and providing additional criteria in the policy to establish a meaningful nexus. The Staff believes that the Fund should modify its 80% test to support its current name or add a modifier to the Fund’s name so that it is not potentially misleading to investors.

Response. In response to the Staff’s comment, the Registrant will add a modifier to the Fund’s name, as follows: “Impax Global Sustainable Infrastructure ETF.” The Registrant respectfully notes that it will continue to revisit the Fund’s 20% revenue test and adjust that revenue test as necessary to reflect the progress of sustainable infrastructure companies in the transition to a more sustainable economy. In addition, the Registrant will revise the definition of sustainable infrastructure as follows:

“The Adviser defines ‘sustainable infrastructure’ to mean infrastructure that conserves, enables or increases access to vital natural or societal resources such as clean energy, water, food and agriculture~~,~~ (including resource and waste management), ~~as well as other societal resources such as~~ healthcare, education, finance, transportation, and data and communications ~~that advance social well-being~~.

2.	Comment. Please briefly explain supplementally why the Fund’s definition of the term “sustainable” is eminently reasonable.

Response. The Registrant respectfully submits that its definition of the term “sustainable” is reasonable because it describes infrastructure that conserves, enables or increases (i.e., does not deplete) access to vital natural or societal resources. The Registrant further notes that Merriam-Webster defines “sustainable” as capable of being sustained and of, relating to, or being a method of harvesting or using a resource so that the resource is not depleted or permanently damaged. Accordingly, the Registrant believes that its definition of sustainable is consistent with the dictionary definition.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

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